SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number 0-20835

Leapnet, Inc.
(Exact name of registrant as specified in its charter)

420 West Huron Street
Chicago, Illinois 60610
(312) 528-2400
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the
appropriate rule provision(s) relied upon to terminate or
suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the
certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Leapnet, Inc.(1) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEAPNET, INC.
Date: February 8, 2002	By:	/s/ ROBERT M. FIGLIULO
	Name:	Robert M. Figliulo
	Title:	Chairman and Chief Executive Officer

(1)
The surviving corporation of the merger of SPRI Acquisition Corp. with and into Leapnet, Inc. pursuant to the Certificate of Ownership and Merger dated February 8, 2002 and filed with the Secretary of State of Delaware on February 8, 2002.